No. 009/AE0-AEC/REL/13

22 January 2013

To:

Indonesia Stock Exchange

Indonesia Stock Exchange Building Tower 1, 1st Floor

Jl. Jenderal Sudirman Kav. 52 – 53

Jakarta 12190

Attn:

Mr. Hoesen

Company Valuation Director

Re : Report of Public Expose of PT Indosat Tbk.

Dear Sir,

We refer to the letter from Indonesia Stock Exchange No. S-00195/BEI.PPJ/01-2013 dated 10 January 2013, we hereby submit our report on the public expose of PT Indosat Tbk. (the “Company” or “Indosat”) which was held on:

Day/Date

: Monday, 21 January 2013

Time

: 14.00

Place

: The Energy Building, 29th Floor SCBD Lot 11 A Jl. Jend. Sudirman Kav.52-53 Jakarta 12190 Indonesia

Public expose of the Company was attended by:

a.

Representatives of the Company:

i.

Mr. Alexander Rusli, as President Director & Chief Executive Officer;

ii.

Mr. Fadzri Sentosa, as Director & Chief Wholesale and Infrastucture Officer;

iii.

Mr. Stefan Carlsson, as Director & Chief Financial Officer;

iv.

Mr. Bayu Hanantasena, as GH Investor Relations;

v.

Mrs. Strasfiatri Auliana, as GH Corporate Secretary (“Corporate Secretary”); and

vi.

Mr. Zacky. Z. Husein, as GH Legal.

b.

the lawyer who is assisting with the alleged corruption case of Indosat and IM2, Luhut M.P Pangaribuan, S.H.

c.

Invitees, which among other things consisting of analyst, representatives of creditors, trustees, and journalists.

and the proceeding of the public expose was as follows:

The public expose was opened by Corporate Secretary by introducing the representatives of the Company who attended the public expose.

The next agenda was the explanation by President Director & CEO of Indosat on the stipulation of the Company and PT Indosat Mega Media (“IM2”) as suspects in a case with an allegation of corruption related to the use of 2.1 Ghz frequency.

The background of such allegation is the misunderstanding of the concept of the “usage of frequency” by the investigator team and the public prosecutor at the Attorney General Office that lead to the allegation of the unlawful usage of the frequency by IM2 and the resulting loss to the State in the amount of IDR 1.3 trillion. This conclusion differs from the opinion of the Minister of Communication and Informatics as the regulator of the telecommunication sector that have confirmed that IM2 does not use the 2.1 Ghz frequency and therefore does not have to pay IDR 1.3 trillion.

Explanation was made by using presentation (presentation slides are as attached). Presentation was divided into several sections, as follows:

a.

The provision of telecommunication in Indonesia is based on Law No. 36/1999 on Telecommunication (“Law No. 36/1999”). Based on Law No. 36/1999, the provision of telecommunication in Indonesia covers the provision of telecommunication network provision, telecommunication services provision and special telecommunication provision. Indosat is telecommunication network and services provider, whilst IM2 is telecommunication services provider. In accordance with Law No. 36/1999 telecommunication services provider may use network owned by telecommunication network provider pursuant to a cooperation agreement.

b.

The explanation of the issue, which is allegation of corruption of Indosat and IM2, where the issue begins from a report made by Denny AK.  The case occurs due to a misunderstanding of the concept of the ”usage of frequency” by the investigator team and the public prosecutor at the Attorney General Office that lead to the allegation of the unlawful usage of the frequency by IM2 and the resulting loss the State in the amount of IDR 1.3 trillion. This conclusion differs from the opinion of Minister of Communication and Informatics as the regulator of the telecommunication sector that have confirmed that IM2 does not use the 2.1 GHz frequency and therefore does  not have to pay IDR 1.3 trillion.

c.

Legal position of Indosat that the cooperation between Indosat and IM2 is legal and in line with the Law No. 36/1999. This position is also supported by Minister of Communications and Informatics which states that the cooperation between Indosat and IM2 is in accordance to Law No. 36/1999. Such opinion is also supported by the telecommunication industry community.

d.

Risks faced by Indosat, among others, is to pay an amount of IDR 1.3 trillion and if the judge sentenced criminal sanction in accordance with Article 18 paragraph (1) point c and d of the Law No. 31/1999 as amended with Law No. 20/2001 which is the closure of all or parts of the Company for not longer than 1 year and the revocation of all or part of rights or revocation of certain benefits which have been granted or which may be granted by the Government to Indosat. It was noted that if this were to happen then it may affect the telecommunication industry in its entirety.

After the explanation, Corporate Secretary gave the opportunity to the invitees to make enquiries.  However, none of the invitees took the opportunity to make an enquiry.

The public expose was closed at 14.30.

As information, we hereby attached the list of attendees of the public expose.

Thus, we thank you for your kind attention and cooperation.

Best regards,

PT Indosat Tbk

Strasfiatri Auliana

Group Head Corporate Secretary

Cc:

1.

Chief Executive of Capital Market, Indonesian Financial Services Authority (OJK);

2.

Director of Corporate Financial Valuation for Services Sector, Indonesian Financial Services Authority (OJK);

3.

Director of Transaction and Securities Institution, Indonesian Financial Services Authority (OJK)

Public Briefing

January 2013

Summary Public Briefing

Agenda for Public Briefing:

Determination of Indosat and PT Indosat Mega Media or IM2 as suspects in the allegation of corruption crime in utilizing 2.1 GHz frequency

Substance of the Alleged Offenses:

This substance of the alleged offense relates to the misunderstanding of the term “frequency utilization” by the Investigators and Prosecution Attorney. Thus, they accuse IM2 of utilizing the frequency and failing to pay Rp 1.3 trillion. Their view differs from that of the Minister of Communications and Informatics, the telecommunications sector regulator, who has confirmed that IM2 has not utilized the frequency and is not required to pay Rp 1.3 trillion.

Telecommunications Provision

a. Telecommunications provision consists of (Article 7 of Law No. 36/1999):

i.

telecommunications network provision;

ii.

telecommunications services provision;

iii.

special telecommunications services provision

b.

Indosat is

i.

a telecommunications network provider; and

ii.

a telecommunications services provider

c. IM2 is a telecommunications services provider, a majority of whose shares are owned by Indosat.

d. In conducting its operations, IM2, as a telecommunications services provider, can use a telecommunications network owned by a telecommunications network provider based on a collaboration agreement (Article 9(2) of Law No. 36/1999).

Licenses of Indosat and IM2

a.

Indosat is a telecommunications network provider that holds licenses based on the following decrees of the Minister of Communications and Informatics:

i.

No. 311/KEP/M.Kominfo/8/2010 dated 24 August 2010 on License to Provide Local Fixed Network and Basic Telephony Services;

ii.

No. 312/KEP/M.Kominfo/8/2010 dated 24 August 2010 on License to Provide International Fixed Network and Basic Telephony Services;

iii.

No. 313/KEP/M.Kominfo/8/2010 dated 24 August 2010 on License to Provide Remote Connection Fixed Network and Basic Telephony Services;

iv.

No. 102/Kep/ M.Kominfo/10/2006 dated 11 October 2006, as amended by Decree of Minister of Communications and Informatics No. 252/KEP/M.Kominfo/ 07/2011 dated 6 July 2011 as amended by Decree of Minister of Communications and Informatics No. 504/KEP/M.KOMINFO/08/2012 dated 31 August 2012 on Indosat’s License to Provide Cellular Mobile Network;

v.

No. 198/KEP/M.Kominfo/05/2010 dated 27 May 2010 on License to Provide Closed Fixed Network based on Satellite, VSAT, Microwave Link and Fiber Optic;

vi.

No. 19/Kep/M.Kominfo/02/2006 and Decree No. 29/KEP/M.Kominfo/03/3006 on mobile network utilizing 2.1 GHz frequency.

b.

IM2 is a telecommunications services provider under Director General of Posts and Telecommunications Decree No. 229/Dirjen/2006 dated 22 June 2006 on License to Provide Internet Access Services

Collaboration between Telecommunications Network Provider and Services Provider

a.

As a telecommunications services provider, IM2 utilizes and/or leases the cellular network owned by Indosat, a telecommunications network provider (Article 9(2) of Law No. 36/1999)

b.

Collaborative arrangements between Indosat and IM2 are set out in Collaboration Agreement No. 225/E00-EAA/MKT/06-0996 dated 24 November 2006, which gives the opportunity to IM2 to utilize Indosat’s cellular network. This agreement is valid from 24 November 2006 to 23 November 2007 and may be automatically extended for the next period based on the same terms in accordance with the mutual agreement of the parties.

c.

The collaboration agreement between Indosat and IM2 only governs the utilizing of Indosat’s celullar network. There are no provisions related to the joint utilization of a radio frequency.

d.

IM2 does not own any BTS which operate at the 2.1 GHz frequency.

Similar collaboration:

a.

Indosat (network provider) collaborates with a number of telecommunications services providers, such as Lintasarta, CBN, and Quasar.

b.

IM2 (telecommunications services provider) collaborates with a number of network providers, including Telkom and Mobile 8.

Obligations of License Holder

a.

As a telecommunications network and services provider, Indosat is required to pay a Telecommunications Provision Right fee, USO Contribution and Frequency Utilization Right fee, as provided for by Government Regulation.

b.

As a telecommunications services provider, IM2 is required to pay a Telecommunications Provision Right fee and a USO Contribution, as provided for by Government Regulation.

c.

All Indosat’s obligations to pay for its frequency utilization right fee have been paid, as evidenced by the company’s Consolidated Financial Statements for the years ended 31 December 2006 – 2011.

Telecommunications Sector Regulator

a.

The Minister of Communications and Informatics is responsible for the telecommunications sector in Indonesia, and is vested with authority in the areas of policy making, regulation, supervision and control (Article 6 of Law No. 36/1990).

b.

Civil Service Inspectors in the telecommunications sector have special authority to conduct investigations into crimes in the telecommunications sector, such as to verifying the veracity of reports or statements related to possible crimes in the telecommunications sector (Article 44 of Law No. 36/1999).

Ongoing Cases

Relevant Cases

a.

Trial of Mr. Indar Atmanto as defendant under indictment No. Re. Perkara : PDS-23/JKT.SL/12/2012, dated 27 December 2012.

b.

Charging of Mr. Johnny S. Syam as a suspect pursuant to Investigation Order No Prin-141/F.2/Fd.1/11/2012 dated 30 November 2012.

c.

Charging of Indosat as a suspect pursuant to Investigation Order at Solicitor Attorney of Special Criminal No: Prin-01/F.2/Fd.1/01-2013 dated 3 January 2013.

d.

Charging of IM2 as a suspect pursuant to Investigation Order at Solicitor Attorney of Special Criminal No: Prin-02/F.2/Fd.1/01-2013 dated 3 January 2013.

Case involving former President Director of IM2 as defendant

Charges:

a.

The Defendant in his capacity as the former President Director of IM2 is accused by the Prosecutor of having unlawfully utilized Indosat’s 2.1 GHz frequency without paying an upfront fee and frequency utilization right fee to the State, thereby inflicting losses of Rp. 1.3 trillion on the State (Article 2 of Law No. 31/1999, as amended by Law No. 20/2001)

b.

The Defendant in his capacity as the former President Director of IM2 is accused by the Prosecutor of abusing his authority by utilizing Indosat’s 2.1 GHz frequency without paying an upfront fee and frequency utilization right fee to the State, thereby inflicting losses of Rp 1.3 trillion on the State (Article 3 of Law No. 31/1999, as amended by Law No. 20/2001)

Alleged Offenses:

Jointly with Indosat, causing the 2.1GHz frequency to be transferred, and not paying upfront fee and frequency utilization right fee

Substance of the Alleged Offenses:

This substance of the alleged offense relates to the misunderstanding of the term “frequency utilization” by the Investigators and Prosecution Attorney. Thus, they accuse IM2 of utilizing the frequency and failing to pay Rp 1.3 trillion. Their view differs from that of the Minister of Communications and Informatics, the telecommunications sector regulator, who has confirmed that IM2 has not utilized the frequency and is not required to pay Rp 1.3 trillion.

Indosat’s Legal Position

a.

Collaboration agreement between Indosat and IM2 only regulates collaboration for the utilization of Indosat’s telecommunications network. There is no provision that provides for the joint utilization of a radio frequency spectrum.

b.

In his Letter No. 65/M.Kominfo/02/2012, dated 24 February 2012 and letter to Jaksa Agung dated 13 November 2012, the Minister of Communications and Informatics, as the telecommunications sector regulator, states that the collaboration agreement between Indosat and IM2 is in conformity with the prevailing regulations and IM2 is not required to pay Frequency Utilization Right fee since such frequency utilization right fee has been paid by Indosat as the license holder.

c.

Indosat has fulfilled all of its obligations and has never received any letters or warnings relating to its failure to pay Frequency Utilization Rights Fee, Telecommunications Rights Provision, and USO contribution.

d.

IM2 has fulfilled all of its obligations and has never received any letters or warnings relating to its failure to pay Telecommunications Rights Provision, and USO contribution.

In line with the above description, it is our opinion that the collaboration between Indosat and IM2 does not constitute a violation of the law and that there has been no abuse of authority. Accordingly, the allegations of corruption laid against Indosat do not have any legal basis.

Support for Indosat

Joint Statement of Communications and Information Technology Community (Komunitas Teknologi Informasi Komunikasi (TIK), dated 24 January 2012:

a. Collaboration between IM2 - Indosat is protected and safeguarded by the Telecommunications Law, Government Regulation No. 52/2000 and Ministrial Decree No. 21 of 2001.

b.

Collaboration between IM2 – Indosat complies with prevailing rules and regulations.

c.

If the collaboration between a Telecommunications Network Provider and a Telecommunications Services Provider is deemed to be a violation of the law, this will result in the halting of all Internet-related service businesses in Indonesia.

MEMBERS OF CENTRAL COMMITTEE OF COMMUNICATIONS AND INFORMATION TECHNOLOGY COMMUNITY (TIK)

a.

Dewan Pengurus Harian Masyarakat Telematika Indonesia (DPH Mastel)

b.

Kamar Dagang dan Industri Bidang Telematika (KADIN Bid Telematika)

c.

Dewan Pimpinan Pusat Asosiasi Penyelenggara Jasa Internet Indonesia (DPP-APJII);

d.

Asosiasi Pengusaha Multimedia Indonesia (APMI)

e.

Asosiasi Pengusaha Komputer Indonesia (APKOMINDO)

f.

Asosiasi Pengusaha Warnet Komunitas Telematika (APW KOMITEL)

g.

Dewan Pengurus Pusat Indonesia Wireless Broadband (DPP ID-WIBB)

h.

Asosiasi Open Source Indonesia (AOSI)

i.

Indonesia Telecommunications Users Group (IDTUG)

j.

Pengelola Nama Domain Internet Indonesia (PANDI)

Risks Faced by Indosat

a.

If the case against Indosat is brought to court and Indosat is found guilty, then Indosat could be required to make good state losses amounting to Rp 1.3 trillion.

b.

Other risks that may arise include those contemplated by Article 18(1) points c and d of Law No. 31/1999, as amended by Law No. 20/2001, which involve the freezing of all or part of the company’s business for a maximum period of one year, and the revocation of all or part of its rights, or the revocation of certain revenues which have been or should be given by the Government to Indosat.

c.

If the above contingencies were to occur, it would give rise to legal uncertainty that would have a negative effect on telecommunications services and inflict losses on cellular industry operators as a whole.

INDOSAT’s Responses

a.

Legal  Responses to the Criminal Proceedings:

i.

Appointment of Advocates;

ii.

Consideration given to the taking of other legal measures, including administrative, civil, and criminal proceedings

b.

General Responses:

i.

Consultation with the Minister of Communications and Informatics and BRTI.

ii.

Attending hearings with House of Representatives (DPR RI)

Business Operational of Indosat – IM2

Determination of Indosat and IM2 as suspect in the allegation of corruption crime in utilizing 2.1 GHz frequency do not materially effect business operational of Indosat and IM2, therefore Indosat and IM2 still continue its business operational and provide service to its customers.

Disclaimer

•

PT Indosat Tbk cautions investors that certain statements contained in this document state management's intentions, hopes, beliefs, expectations, or predictions of the future are forward-looking statements

•

Management wishes to caution the reader that forward-looking statements are not historical facts and are only estimates or predictions. Actual results may differ materially from those projected as a result of risks and uncertainties including, but not limited to:

•

Our ability to manage domestic and international growth and maintain a high level of customer service

•

Future sales growth

•

Market acceptance of our product and service offerings

•

Our ability to secure adequate financing or equity capital to fund our operations

•

Network expansion

•

Performance of our network and equipment

•

Our ability to enter into strategic alliances or transactions

•

Cooperation of incumbent local exchange carriers in provisioning lines and interconnecting our equipment

•

Regulatory approval processes

•

Changes in technology

•

Price competition

•

Other market conditions and associated risks

•

The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information, or otherwise

Thank You

List of Public Expose Attendees

Including:

No.	Name	Institution / Address
1	Slamet Sudirno	Mega Capital
2	Hariman	E Trading
3	Jusuf HE	Jakarta Post
4	Sandra	ETrading
5	Nyawing	Copera
6	Dewi	Detik.com
7	Friska	Republika
8	Tjang Pak Ning	Not Provided
9	Yarien	BNI Sekuritas
10	Dora	CIMB Securities Ind
11	Herdiyan	Bisnis Indonesia
12	Anthonina S	Citi
13	Fathiya	Reuters
14	Wahyu	Koran Jakarta
15	Eko S itiman	Indonesia Press Photo. Co
16	Stalie	IFI
17	Rizkie	Okezone.com
18	Lia	Neraca
19	Ema. F	Bisnis Global. Co
20	Agus Juwarno	Not Provided
21	Fransiska N	The Jakarta Globe
22	Raras	The Jakarta Post
23	Agushra Melani	Inilah.com
24	Carry	IFT
25	Jenny	BRI
26	Fuad	IQ Plaza
27	Taufan Sukma	Jurnal Nasional
28	Ageng Sulaksono	Jawa Pos
29	Galih	Risna Indonesia
30	Andro	ETrading
31	The Hwi Ju	Praja sab
32	Ha Ai Pi	Not Provided
33	Suharso	Arjuna
34	Fernando Juwono	Santer Podoswa
35	Erwanto	Not Provided
36	Nina Hidayat	Mega Capital
37	Dedi G	Bisnis Indonesia
38	Benny	Kompas
39	Ida Nanyayo	Invest
40	Raymond Budiman	Cengkareng
41	Putu Nirina	Plaza Mandiri
42	Benny Nurhadi	MR&P Law Office
43	Doni	Kankeri
44	Andrew Adjiputro	Citi
45	Chandra Pasaribu	Danareksa
46	Gatot	BCA
47	Hakso	BSMI
48	Novita	Merdeka
49	Isa	Bisnis Global
50	Widya	Bloomberg
51	Tata Kirana	Pas FM Radio
52	Gusti	Investor Daily
53	Lambda	Nahana
54	Engge	Kontan
55	Irawan	e-bursa.com
56	Dwita Putra	Introbank news
57	Rheza	Ipot News
58	Irwan	IMQ
59	Dani	Mizuno
60	Inneke	Hendy
61	Jundi	Schroders
62	RK	DB